QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For June 19, 2006

Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

Furnished herewith are:

  1.
  A Material Change Report of Falconbridge Limited ("Falconbridge"), dated June 16, 2006, disclosing that on June 7, 2006, Falconbridge and Inco Limited ("Inco") reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the proposed sale to LionOre of the Nikkelverk refinery in Kristiansand, Norway and certain related marketing operations (the "Nikkelverk Refinery") of Falconbridge. The proposed acquisition is subject to certain conditions, including receipt of regulatory approvals from the U.S. Department of Justice ("DOJ") and the European Commission (the "Commission"), and to Inco acquiring 50% plus one share in Falconbridge (on a fully-diluted basis).

  2.
  The share purchase agreement dated June 6, 2006 (the "Agreement"), under which LionOre has agreed to acquire all of the issued and outstanding shares in the capital of the following affiliates of Falconbridge from Falconbridge or its affiliates, as applicable (collectively, "Seller"): Falconbridge Nikkelverk A/S ("FNA"), Falconbridge International Limited ("FIL"), Falconbridge U.S. Inc. ("FUS"), Falconbridge Europe S.A. ("FESA"), Falconbridge (Japan) Limited ("FJKK"), Falconbridge International S.A. ("FISA"), (the said FNA, FIL, FUS, FESA, FJKK and FISA being collectively referred to herein as the "FNA Group") and will further acquire all inventories, work in process and finished goods in the possession of the FNA Group but owned by Falconbridge and the accounts receivable owing to Falconbridge either by sale of goods by a member of the FNA Group on behalf of Falconbridge or sale of goods to a member of the FNA Group by Falconbridge.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
June 19, 2006
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	A Material Change Report of Falconbridge Limited ("Falconbridge"), dated June 16, 2006, disclosing that on June 7, 2006, Falconbridge and Inco Limited ("Inco") reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the proposed sale to LionOre of the Nikkelverk refinery in Kristiansand, Norway and certain related marketing operations (the "Nikkelverk Refinery") of Falconbridge. The proposed acquisition is subject to certain conditions, including receipt of regulatory approvals from the U.S. Department of Justice ("DOJ") and the European Commission (the "Commission"), and to Inco acquiring 50% plus one share in Falconbridge (on a fully-diluted basis).
99.2	The share purchase agreement dated June 6, 2006 (the "Agreement"), under which LionOre has agreed to acquire all of the issued and outstanding shares in the capital of the following affiliates of Falconbridge from Falconbridge or its affiliates, as applicable (collectively, "Seller"): Falconbridge Nikkelverk A/S ("FNA"), Falconbridge International Limited ("FIL"), Falconbridge U.S. Inc. ("FUS"), Falconbridge Europe S.A. ("FESA"), Falconbridge (Japan) Limited ("FJKK"), Falconbridge International S.A. ("FISA"), (the said FNA, FIL, FUS, FESA, FJKK and FISA being collectively referred to herein as the "FNA Group") and will further acquire all inventories, work in process and finished goods in the possession of the FNA Group but owned by Falconbridge and the accounts receivable owing to Falconbridge either by sale of goods by a member of the FNA Group on behalf of Falconbridge or sale of goods to a member of the FNA Group by Falconbridge.

QuickLinks

SIGNATURES
EXHIBIT INDEX